INVEST IN **WILD TONIC**

Wild Tonic: Artisanal Jun - A Beverage Line That Delivers Clean and RAW Energy!



rare cousin of kombucha (but witho..."

Read More

Our Team



Holly Skaggs Founder, CEO

Built a world-class brewery and created 3 award-winning lines of Wild Tonic - traditional, hard Jun and mocktails. Grew the company to national prominence as the leading Jun brand with thousands of points of distribution.



Danusia Szumowski VP, Business Development and Strategic Partnerships

As the head of a consulting firm, worked with 100+ companies world-wide in product development and commercialization. As lead with a filtered water company, landed accounts with major Silicon Valley accounts, including Google. She is also a winemaker.



Rodrick Silverman CMO

Rodrick has a decade of experience working within marketing teams of major brands including Coachella, Yelp, Amazon, and AEG. He also brings an extensive background in health and wellness CPG as a marketing and operations leader.



James Sanders Production Systems Director

With over 28 years in beverage alcohol, Jim has directed operations and provided support for small craft breweries up to industrial-scale distilleries. Oversaw production operations the Wild Turkey Distillery.

3. Award-winning, 22 million units sold. $34 MM cumulative revenue. Potential to disrupt industry.

4. Nationwide distribution, e.g., Whole Foods, Natural Grocers - soon Costco - among many others.

5. Three product lines of Jun in unique flavors: non-alcohol, hard Jun and mocktails. No vinegar bite!

6. Loved by athletes, including Olympians, MLB World Champions, and other sports teams. NSF certified.

7. $10+M spent on equipment and distribution infrastructure; full quality control on every unit sold.

8. Beautiful stand out blue bottles and cans with Sedona-inspired branding.

Featured Investor



Barbara Timm Brock
Syndicate Lead

Follow

Invested $6,000

Multi-industry COO, President, CEO and strategist building high growth, scalable businesses, Private & Public • Passionate about Strategy, Operations, Transformation, Climate • P&L Leader • Technology Innovator

"I'm pleased to serve as lead investor for Wild Tonic's crowdfunding campaign on WeFunder. Founder Holly Skaggs has built a mission- and people-centered company with premium products at the core. I support companies committed to sustainability, people, and the environment. Wild Tonic fits this perfectly. More bees please! I am a fan and customer of their delicious, organic, herbal tonics and low alcohol beverages that use green tea and honey to make "jun", a rare cousin of kombucha (but witho..."

Read More

Our Team



Holly Skaggs Founder, CEO

Built a world-class brewery and created 3 award-winning lines of Wild Tonic - traditional, hard Jun and mocktails. Grew the company to national prominence as the leading Jun brand with thousands of points of distribution.



Danusia Szumowski VP, Business Development and Strategic Partnerships

As the head of a consulting firm, worked with 100+ companies world-wide in product development and commercialization. As lead with a filtered water company, landed accounts with major Silicon Valley accounts, including Google. She is also a winemaker.



Rodrick Silverman CMO

Rodrick has a decade of experience working within marketing teams of major brands including Coachella, Yelp, Amazon, and AEG. He also brings an extensive background in health and wellness CPG as a marketing and operations leader.



James Sanders Production Systems Director

With over 28 years in beverage alcohol, Jim has directed operations and provided support for small craft breweries up to industrial-scale distilleries. Oversaw production operations the Wild Turkey Distillery.



Al Alsedek Operations Manager

Al has extensive experience in Operations Management and Facility Management. A management professional with more than 30 years' experience in mechanical, electrical and brewing process equipment.



Raven Deidrich Manager, Marketing and Sales

One of the first employees, Raven has developed a passion for driving business growth through sales and marketing strategies. She's seen the company go from 5 local accounts to national distribution - contributing to the success through her diligence.



Robert Fascia Sales Advisor

Rob has spent over two decades in senior merchandising roles at key national retailers including managing over $2 billion dollars in topline assets. He has built



retailers including managing over $2 billion dollars in topline assets. He has built successful multi-channel pricing and sales strategies with a history of driving results.



Tommy Renda Sales Advisor

Tommy specializes in developing market share through placements in



From sourcing the finest organic ingredients to carefully nurturing each Symbiotic Culture of Bacteria and Yeast (SCOBY), **every step in the process is carried out with intention** and a commitment to crafting the finest product possible.






THE MAGIAL PROCESS OF MAKING JUN NEAR SEDONA, ARIZONA

Welcome to Wild Tonic, **a woman-owned and led company,** where we craft exquisite Jun in three vibrant forms: traditional non-alcohol, hard Jun blends and refreshing mocktails. Born in the breathtaking landscapes of Arizona—Wild Tonic is a one-of-a-kind line of beverages that are not only delicious but nourish your body with every sip.

Said to have originated in Tibet thousands of years ago, **Jun was cherished for its remarkable health benefits.** This time-honored brew—crafted with organic honey and brewed with green tea—forms the foundation of our three distinctive product lines. **What we craft is more than a beverage—it's a revitalizing experience born from the soul of Sedona.**



Problem we solve. Wild Tonic's unique Jun is crafted to fuel you with raw, clean energy. The Legacy and Wanderer Series address a significant gap in the energy drink market, which is currently dominated by caffeine and synthetic stimulants. Unlike conventional energy drinks, Wild Tonic uses organic honey and green tea as natural energy sources, providing a clean, steady boost without the jitters or crashes associated with caffeine. Packed with probiotics and prebiotics, Wild Tonic supports gut health and energy production from within, offering a holistic approach to sustained vitality. This functional beverage appeals to health-conscious consumers looking for a natural, nourishing way to stay energized, redefining what an energy drink can be in a wellness-focused world.

But before we delve into the wonder of Jun, let us introduce you to the visionary behind Wild Tonic.


FOUNDER'S STORY

Meet Holly Skaggs, the visionary artist and dynamic CEO of Wild Tonic, a trailblazing, woman-owned, and led company. **With over 25 years of experience as the Director of William Morris, Inc., Holly has proven her ability to scale a multi-million-dollar enterprise from the ground up.** Her background as a renowned artist adds a creative edge to her leadership style, fostering innovation and unique product development.


WILD TONIC

Driven by the ancient Tibetan legend of Jun, Holly revolutionized the kombucha

market by embracing its distinct fermentation process, substituting organic honey for sugar and using green tea over black tea to create a more refined, healthful product. **From her kitchen to the national stage, Holly's passion and dedication propelled her to introduce Jun to the U.S. market for the first time.**

Under her stewardship, Wild Tonic became a pioneer not only in traditional Jun but also in launching the first hard Jun variants and a line of Jun-based mocktails. These products seamlessly combine rich flavor with functional health benefits, resonating with the Sober Curious movement and catering to the evolving preferences of health-conscious consumers. **Holly's strategic vision and proven track record make her the ideal leader to continue scaling Wild Tonic, delivering growth and value for investors and customers alike.**


THE WILD TONIC LINE-UP
Disrupting Large Beverage Manufacturers

Wild Tonic doesn't just craft Jun—**we create three lines of ultra-premium Jun** that redefine the standard for beverages and set us apart from traditional and hard kombuchas as well as other mocktails. **We're looking to disrupt large beverage manufacturers that are not committed to organic and provide limited or no "better-for-you" options.**


Meet the Wild Tonic Family
5.6% Hard Jun Signature Flavors
The Wanderer Series: Jun Mocktails
8% Hard Jun
Traditional Jun – Premium Cobalt Glass
Traditional Jun – 12 oz Slim Cans

As pioneers of the emerging Jun category, Wild Tonic proudly holds the **#1 Jun brand title in the U.S.**, reflecting both the uniqueness and strong consumer appeal of our products. Our dedication to quality and taste extends across our non-alcohol, hard Jun, and mocktail lines, each **earning numerous awards for their innovative craftsmanship and standout flavors.**

The Legacy Series, **our non-alcohol line**, is rich in prebiotics, probiotics, and antioxidants, making it a gut-friendly choice that **fuels energy, promotes digestion in addition to well-being while delighting the senses.** For those seeking options with a buzz, our award-winning **hard Jun** delivers the same exceptional quality with light, refreshing flavors in 4%, 5.6%, and 8% ABV versions. Meanwhile, our **award-winning mocktails** offer sophisticated, alcohol-free, cocktail-inspired flavors that are perfect for any time of day.






INGREDIENTS WITH BENEFITS

NSF certified, our traditional Wild Tonic is loved for its pure energy boost - raw and alive with the vitality to fuel any adventure. **Fans of all ages, including athletes, value the benefits of drinking Wild Tonic, including Olympic athletes and a range of well-known sports teams.**

While Wild Tonic cannot make specific health claims, we have crafted **our products to contain ingredients that are known to provide benefits to gut health, immune function, and energy levels** given our premium ingredients of organic green tea, honey as well as our fermentation process which enhances the benefits of these two superfoods.

1. **Rich in Antioxidants:** Green tea is well-known for its high levels of catechins, a type of antioxidant that helps reduce inflammation, fight free radicals, and protect cells from damage. These antioxidants can help promote overall health and reduce the risk of chronic diseases.
2. **Supports Digestive Health:** Like kombucha, Jun is a probiotic-rich beverage. The fermentation process creates beneficial bacteria and yeast (probiotics)




INGREDIENTS WITH BENEFITS

NSF certified, our traditional Wild Tonic is loved for its pure energy boost - raw and alive with the vitality to fuel any adventure. **Fans of all ages, including athletes, value the benefits of drinking Wild Tonic, including Olympic athletes and a range of well-known sports teams.**

While Wild Tonic cannot make specific health claims, we have crafted **our products to contain ingredients that are known to provide benefits to gut health, immune function, and energy levels** given our premium ingredients of

organic green tea, honey as well as our fermentation process which enhances the benefits of these two superfoods.

1. **Rich in Antioxidants:** Green tea is well-known for its high levels of catechins, a type of antioxidant that helps reduce inflammation, fight free radicals, and protect cells from damage. These antioxidants can help promote overall health and reduce the risk of chronic diseases.

2. **Supports Digestive Health:** Like kombucha, Jun is a probiotic-rich beverage. The fermentation process creates beneficial bacteria and yeast (probiotics)



WILD TONIC
WOMAN
OWNED
BREWERY
WILD
TONIC
SPARKLING JUN
Blueberry
Basil
WILD TONIC
SPARKLING JUN
Orange Dream
WILD
TONIC
HARD JUN
Mango
Ginger
Paloma

wildtonic.com Cottonwood, AZ

Highlights

1. #1 NA Jun. Ranked #6 kombucha in Natural Channel, #17 Conventional Food 52 weeks ending 10/24.

2. Company-owned equipment has potential to scale to $50M in annualized revenue.


SUSTAINABLE SOURCING, ETHICAL PRACTICES

Behind every bottle and can of Wild Tonic is a deep commitment to quality, sustainability and ethical practices. For example, the organic honey used in every batch is ethically sourced from trusted community groups in Brazil. Each day the




TRUE INNOVATION: THE JUN DIFFERENCE

Jun stands apart from kombucha through two key differences: its use of **green tea and organic honey** during fermentation, and our unique SCOBY (Symbiotic Culture of Bacteria and Yeast). Unlike kombucha, which is traditionally brewed with black tea and cane sugar, **Jun's use of organic honey and green tea gives it a smoother taste profile**, free of the sharp vinegar bite that is found in kombucha. This results in a more refined and approachable drink that appeals to a wider range of palates, making Jun a more pleasant experience **without the tangy sharpness** that can be polarizing for many consumers. With **honey being 20 times more expensive than sugar**, and the commitment to use organic


TRUE INNOVATION: THE JUN DIFFERENCE

Jun stands apart from kombucha through two key differences: its use of **green tea and organic honey** during fermentation, and our unique SCOBY (Symbiotic Culture of Bacteria and Yeast). Unlike kombucha, which is traditionally brewed with black tea and cane sugar, **Jun's use of organic honey and green tea gives it a smoother taste profile**, free of the sharp vinegar bite that is found in kombucha. This results in a more refined and approachable drink that appeals to a wider range of palates, making Jun a more pleasant experience **without the tangy sharpness** that can be polarizing for many consumers. With **honey being 20 times more expensive than sugar**, and the commitment to use organic



Inspired by the wisdom of bees, the blue in our design reflects their favorite flower color, symbolizing our commitment to nature and drawing customers in at first glance. With a recent brand refresh, Wild Tonic's packaging now evokes the awe-inspiring beauty of **Sedona's red rocks and blue skies, further enhanced by our golden logo and cap**, representing the golden essence of honey. This thoughtful design, along with premium details, ensures that Wild Tonic stands out on the shelf, embodying natural beauty, quality, and a **premium presence that sets us apart from competitors**.


STAY COOL
KEEP REFRIGERATED
BEE EMPOWERED!
Bee wild inside.
WILD
TONIC
SPARKLING JUN
CLEAN · RAW · ENERGY
Blueberry
Basil
Sustainably Brewed, Fermented & Bottled
USDA ORGANIC
GLUTEN FREE
WOMEN OWNED
GUT HEALTH SHOULD TASTE GREAT
GREEN TEA SUPERFOODS & HONEY
WE SUPPORT BEES
Less than 1% Juice
Nutrition Facts
Serving size 1 Can
Amount per serving
Calories 70
% Daily Value
Total Fat 0g 0%
Sodium 0mg 0%
Total Carbohydrate 18g 7%
Total Sugars 17g
Includes 17g Added Sugars 34%
Protein 0g
INGREDIENTS: Filtered Water, Honey,* Tea,* Blueberry Juice Concentrate,* Basil,* Natural Blueberry Flavor,* Basil Essence,* Raw Jun Culture.* (*Organic and Non-GMO Ingredients)
Sustainably Brewed, Fermented & Bottled by Good Omen Bottling, LLC. Cottonwood, AZ 86326 wildtonic.com
Certified Organic by QAI



by our golden logo and cap, representing the golden essence of honey. This thoughtful design, along with premium details, ensures that Wild Tonic stands out on the shelf, embodying natural beauty, quality, and a **premium presence that sets us apart from competitors**.


STAY COOL
KEEP REFRIGERATED
BEE EMPOWERED!
Bee wild inside.
WILD
TONIC®
SPARKLING JUN
CLEAN · RAW · ENERGY
Blueberry
Basil
Sustainably Brewed, Fermented & Bottled
USDA ORGANIC
GLUTEN FREE
WOMEN OWNED
GUT HEALTH SHOULD TASTE GREAT
GREEN TEA SUPERFOODS & HONEY
WE SUPPORT BEES
Less than 1% Juice
Nutrition Facts
Serving size 1 Can
Amount per serving
Calories 70
% Daily Value
Total Fat 0g 0%
Sodium 0mg 0%
Total Carbohydrate 18g 7%
Total Sugars 17g
Includes 17g Added Sugars 34%
Protein 0g
Sustainably Brewed, Fermented & Bottled by Good Omen Bottling, LLC. Cottonwood, AZ 86326 wildtonic.com
Certified Organic by QAI

Seasonal offerings with mouth-watering flavors provide unique, limited-edition options that keep customers coming back for more. We're very excited about the launch of **shelf-stable mocktails** in traditional cocktail-inspired flavors with a twist. In addition, we're exploring **Jun-based energy drinks** at the request of some of the professional sports teams that enjoy our products - and that's just a sneak peek of some of the innovation in the works.


BUZZ-WORTHY ACHIEVEMENTS

Wild Tonic is not only the **#1 Jun brand in the U.S., but also holds impressive industry rankings. According to SPINS Analytics, the gold standard in food and beverage analytics, Wild Tonic ranks #6 in the Natural Food market and #17 in Conventional Food in the Kombucha sub-category**. This success is driven by genuine consumer appreciation and organic growth, achieved with minimal paid marketing efforts—highlighting the immense potential for even greater growth with increased marketing and influencer campaigns.

Were also proud of the fact that Wild Tonic is gaining momentum in the sports world as a go-to beverage for top teams, including Major League Baseball clubs. NSF certification ensures that Wild Tonic meets the highest standards of quality and safety, making it a trusted choice for athletes. Our unique, honey-brewed Jun offers refreshing hydration and natural energy, which are winning

brewed Jun offers refreshing hydration and natural energy, which are winning
fans both on and off the field. As more teams discover Wild Tonic, we're proud to


BUZZ-WORTHY ACHIEVEMENTS

Wild Tonic is not only the **#1 Jun brand in the U.S., but also holds impressive industry rankings. According to SPINS Analytics, the gold standard in food and beverage analytics, Wild Tonic ranks #6 in the Natural Food market and #17 in Conventional Food in the Kombucha sub-category**. This success is driven by genuine consumer appreciation and organic growth, achieved with minimal paid




MARKET OPPORTUNITIES

While market dynamics can change, we believe that Wild Tonic is well-positioned across four major high-growth market segments:

- **Kombucha Market**: Valued at **$2.6 billion** with a **CAGR of 15.6%** through 2030, Wild Tonic is a standout in the broader kombucha market, holding the prestigious **#6 spot** in the natural kombucha category and **#14 overall** according to SPINS Data.
- **Functional Beverage Market**: Valued at **$213.74 billion with a CAGR of 7.45%** through 2030, the functional beverage market is driven by increasing demand for health-focused products. Wild Tonic's Jun beverages, rich in prebiotics, probiotics, and antioxidants, are well-positioned to capture consumer interest in wellness, digestive health, and immunity support.

MARKET OPPORTUNITIES

While market dynamics can change, we believe that Wild Tonic is well-positioned across four major high-growth market segments:

- **Kombucha Market**: Valued at **$2.6 billion** with a **CAGR of 15.6%** through 2030, Wild Tonic is a standout in the broader kombucha market, holding the prestigious **#6 spot** in the natural kombucha category and **#14 overall** according to SPINS Data.
- **Functional Beverage Market**: Valued at **$213.74 billion with a CAGR of 7.45%** through 2030, the functional beverage market is driven by increasing demand for health-focused products. Wild Tonic's Jun beverages, rich in

THE MARKET

With company-owned, state-of-the-art equipment capable of scaling to $50 million in annual revenue, we believe Wild Tonic is capable of rapid growth. The current focus is on expanding sales, fueling marketing, and fulfilling large orders. **We've laid the groundwork.** Over the last few years, Wild Tonic reduced COGS by 40%, saving over $1 million annually by sourcing key supplies like bottles and honey from new partners and cutting bottle costs by more than 50%. Additional operational savings were achieved through a company-wide review of all expenses.


WILD TONIC
humm
ZERO
CLASSIC KOMBUCHA

Additional operational savings were achieved through a company-wide review of all expenses.


WILD TONIC
humm
ZERO
CLASSIC KOMBUCHA
MARKET of CHOICE
National Coop Grocers
TOWN&COUNTRY
Gelson's
Bashas'
infra
Independent Natural Food Retailers Association
MOLLIE STONE'S MARKETS
Nugget MARKETS
EARTH FARE
ROSAUERS SUPERMARKETS
HARMONS
NEIGHBORHOOD GROCER

Wild Tonic is also exploring new channels, including **Food Service and Convenience**, while expanding in bars, restaurants, stadiums, and beyond. We're queued up to talk to retailers like Safeway / Albertsons, Publix, Kroger and Target, among others, with the goal of solidifying our Conventional Channel retailer base as well as continually growing our presence in the **Natural Channel where we can be found in over 60% of retailers**. With alcohol sales recovering post-COVID and the launch of shelf-stable mocktails on the horizon, we believe that investment in sales and marketing could drive further growth in all three of our high-potential product lines.


09:41
drinkwildtonic
1,862 Posts
25.9K Followers
5,875 Following
Wild Tonic Sparkling Jun
Food & Beverage
Crafted with Organic Tea & Honey
wildtonic.com
Follow
Message



retailer base as well as continually growing our presence in the **Natural Channel where we can be found in over 60% of retailers**. With alcohol sales recovering post-COVID and the launch of shelf-stable mocktails on the horizon, we believe that investment in sales and marketing could drive further growth in all three of our high-potential product lines.


09:41
drinkwildtonic
1,862 Posts
25.9K Followers
5,875 Following
Wild Tonic Sparkling Jun
Food & Beverage
Crafted with Organic Tea & Honey
wildtonic.com
Follow
Message




PROJECTED SALES

Wild Tonic's vertically integrated operations are designed to achieve profitability by 2026. By maintaining full control over the entire production process, we aim to maximize efficiency and investor returns. With a goal of reaching $30-50 million in annual sales within 3-5 years, our strategy positions Wild Tonic for a successful exit, offering a compelling growth opportunity for our investors. Funding, market opportunities and other factors can affect this timeline.


Wild Tonic Projected Revenue Growth (2024-2027)
20.0
17.5
15.0


PROJECTED SALES

Wild Tonic's vertically integrated operations are designed to achieve profitability by 2026. By maintaining full control over the entire production process, we aim to maximize efficiency and investor returns. With a goal of reaching $30-50 million in annual sales within 3-5 years, our strategy positions Wild Tonic for a successful exit, offering a compelling growth opportunity for our investors. Funding, market opportunities and other factors can affect this timeline.


Wild Tonic Projected Revenue Growth (2024-2027)
20.0
17.5


A TEAM THAT IS FAMILY

Our greatest asset is the Wild Tonic family—a team united by a shared passion for quality, innovation, and pushing boundaries. Every day, we work tirelessly to bring the magic of Wild Tonic into homes across the country. **At the heart of the company is a culture built on respect, collaboration, and a dash of wild spirit.** Whether in the office or on the production floor, every team member is valued, respected, and empowered to contribute to our shared mission, making Wild Tonic not just a brand, but a community committed to excellence.


WILD TONIC



respected, and empowered to contribute to our shared mission, making Wild Tonic not just a brand, but a community committed to excellence.


WILD TONIC
GLOBAL



company's growth and success. Holly's deep commitment to social responsibility goes even further: she has pledged to support charitable causes by establishing a Charitable Remainder Unitrust (CRUT). Through this vehicle, she plans to donate the majority of her net proceeds from the company's eventual exit to charity upon her passing.

This generous gesture underscores Holly's unwavering dedication to making a positive and lasting impact on society. With Wild Tonic, she aims not only for business success but also to create a legacy that ensures the company's achievements contribute to the greater good and embody her vision of a world enriched by compassion and community.


JOIN THE WILD TONIC ADVENTURE:
INVEST IN US!

Join us on an exciting journey! With your investment, you're not just backing a brand—you're fueling a vision of sustainable growth, community empowerment, and unparalleled flavor. At Wild Tonic, we're building a future where gut health and enjoyment go hand in hand. Every sip of our innovative beverages is a

business success but also to create a legacy that ensures the company's achievements contribute to the greater good and embody her vision of a world enriched by compassion and community.


JOIN THE WILD TONIC ADVENTURE:
INVEST IN US!

Join us on an exciting journey! With your investment, you're not just backing a brand—you're fueling a vision of sustainable growth, community empowerment, and unparalleled flavor. At Wild Tonic, we're building a future where gut health and enjoyment go hand in hand. Every sip of our innovative beverages is a testament to our commitment to quality, wellness, and innovation. **Your investment is more than financial support—it's an opportunity to help unleash the wild spirit that drives Wild Tonic to new heights. Together, we can push**




VAIL VALLEY FOUNDATION
GMC
WE ARE PROFESSIONAL GRADE
Arnold the Buzz Bus